Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) materials used in a presentation held on May 17, 2010 for investors and (ii) materials posted on the website of The Toronto-Dominion Bank on May 17, 2010 regarding the acquisition of The South Financial Group, Inc., may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON MAY 17, 2010 FOR INVESTORS

TD Bank Agrees to Acquire The South Financial Group May 17, 2010

Caution regarding forward-looking statements From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”. Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws. 2

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 3

Highlights ; Extends presence in attractive Florida market, establishes franchise in the Carolinas ; Strong South Financial management team in place since 2008 ; Loans appropriately marked given credit environment, credit risk well-understood and manageable ; Solid financial returns Opportunity to leverage TD’s retail and commercial banking ; model Top 10 in deposits in U.S. with stores in 14 states 4

The South Financial Group: Overview About South Financial Balance Sheet US$ Assets1 $12.4B • Bank holding company Loans1 $8.0B headquartered in Greenville, SC Deposits1,2 $9.8B with 176 stores Stores • Operates as Carolina First Bank in South Carolina 83 North and South Carolina, and as Florida 66 Mercantile Bank in Florida North Carolina 27 Other • Nasdaq(GS): TSFG Employees 2,144 ATMs 197 Households ~245,000 Top 40 commercial bank in the U.S. by assets 1. Financial data based on SEC filings for March 31, 2010 5 2. Includes $2.0 billion of brokered deposits

Further Enhances Presence in Attractive Florida Market Pro Forma Rank in Florida1,2 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits Wells Fargo & Co. 703 1 64,257 2 Bank of America Corp. 665 2 72,758 1 SunTrust Banks Inc. 565 3 39,903 3 Regions Financial Corp. 403 4 17,450 4 BB&T Corp. 301 5 16,447 5 JPMorgan Chase & Co. 242 6 10,766 6 TD Pro Forma 169 7 7,442 10 Fifth Third Bancorp 167 8 7,610 9 PNC Financial Services Group 113 9 6,034 11 BankAtlantic Bancorp Inc. 100 10 4,077 15 Stores in Florida 2 2007 Q2 2010 Pro Forma 9 103 169 Top 10 in stores and deposits 1. Source: SNL Financial as at June 30, 2009. 2. Aggregate of current 103 TD and 66 The South Financial Group. 6

Establishes Strong Franchise Position in the Carolinas Pro Forma Rank in South Carolina1 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits First Citizens Bancorp. 172 1 5,499 5 Wells Fargo & Co. 151 2 11,463 1 Bank of America Corp. 116 3 8,076 2 BB&T Corp. 116 4 6,324 3 TD Pro Forma 83 5 5,505 4 SunTrust Banks Inc. 69 6 1,958 9 First Financial Holdings Inc. 57 7 2,088 7 SCBT Financial Corp. 48 8 2,025 8 Synovus Financial Corp. 45 9 4,049 6 Regions Financial Corp. 37 10 1,060 11 Pro Forma Rank in North Carolina1 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits BB&T Corp. 361 1 33,736 3 Wells Fargo & Co. 321 2 112,794 1 First Citizens BancShares Inc. 281 3 10,819 4 Bank of America Corp. 203 4 83,779 2 SunTrust Banks Inc. 197 5 7,968 6 Royal Bank of Canada 182 6 8,497 5 Woodforest Financial Group 85 7 52 95 First Bancorp 78 8 2,549 8 Fidelity Bancshares Inc. 63 9 1,160 15 Fifth Third Bancorp 59 10 2,748 7 TD Pro Forma 27 18 900 21 Solid base for continued growth in new markets 1. Source: SNL Financial as at June 30, 2009. 7

Leverage TD’s Retail & Commercial Banking Model Leverage leading service and convenience model Best-in-market hours TMculture Introduce TD’s extensive banking product suite Greater product selection for retail and commercial customers Increase cross-sell of Wealth & Insurance products to deepen client relationships Expanded commercial offerings Expand Commercial offerings to include FX, Interest Rate Swaps, Corporate Banking, Asset Based Lending and Leasing Opportunity to grow in South Financial’s markets 8

Implementation Roadmap TD has a scalable platform and our management team has significant integration experience South Financial closing expected in fiscal Q3 2010 and systems conversion in 2011 — leaves adequate lead time to plan/complete conversion Business as usual for staff and customers of South Financial until conversion TD branding and product suite will be introduced at conversion Strong integration experience 9

South Financial Loan Portfolio1: Mix Effective, proactive portfolio CRE — Owner management over last 2 Occupied CRE — Income 16% years 26% 2 Extensive due diligence CRE — ADC 15% review Retail In-footprint lending focus 19% C & I Loans appropriately marked 24% given credit uncertainty Well understood and manageable credit risk 1. Financial data based on SEC filings for March 31, 2010 10 2. Includes residential construction and commercial real estate development

Loan Portfolio: Credit Losses Balance Expected Remaining US$ billion Mar 31/101Lifetime Credit Losses2 C & I $1.9 $0.2 CRE – Income 2.1 0.2 8%9% CRE — Acq’n, Development, Construction 1.2 0.4 34% CRE — Owner-occupied 1.3 0.1 6% Total Commercial Loans $6.5 $0.8 13% Total Retail Loans $1.5 $0.2 15% Total Loans $8.0 $1.0 13% Loan Losses previously taken3 $0.9 11% Total Loan Losses Previously Taken & Expected $1.9 24% Credit marks reflect expected lifetime losses 1. Financial data based on SEC filings for March 31, 2010 2. Based on TD’s internal management estimates. Totals may not add due to rounding. 11 3. Total loan losses from January 1, 2008 to March 31, 2010

Key terms and metrics Value to South Financial common Approximately US$61 million, payable in cash (US$0.28 per share) or TD common shares shareholders: (0.004 TD common shares per South Financial share) at election of South Financial shareholders Value to U.S Treasury : US$347 million of South Financial preferred shares issued to the U.S. Treasury, accrued and unpaid dividends, and warrants for a total of US$130.6 million in cash Other stakeholders : US$207 million trust preferred and US$32 million REIT preferred remain outstanding Additional terms: TD has agreed to purchase voting preferred stock of South Financial representing 39.9% pro forma voting power for 1000 TD common shares TD common share issuance1: Intend to issue approximately C$250 million worth of TD common shares in Canada prior to closing Earnings impact2: Expected to be accretive in fiscal 2011 Return on Invested Capital2,3: Expected to be greater than 9% by 2012 Internal Rate of Return2: Expected to be greater than 18% Impact on TD’s Tier 1 capital2: Decrease of approximately 40 to 50 bps Expected closing: Fiscal Q3 2010 subject to regulatory and South Financial shareholder approval 1. Issuance not expected to be registered under the U.S. Securities Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. 2. In these projections, TD’s and South Financial’s earnings estimates are based on TD’s internal management estimates, and the Tier 1 capital impact assumes the issuance by TD of C$250 MM of common shares coincident with closing of the acquisition. Projections are subject to risks and uncertainties that may cause actual results to differ. See slide 2 for details. 3. ROIC and IRR are non-GAAP measures that may not be comparable to similar measures used by other issuers. ROIC is explained and reconciled to GAAP in 12 TD’s First Quarter 2010 Report to Shareholders on p. 7. IRR is based on our 5 year projection of adjusted earnings and a terminal multiple of 12X.

Conclusion ; Extends presence in attractive Florida market, establishes franchise in the Carolinas ; Strong South Financial management team in place since 2008 ; Loans appropriately marked given credit environment, credit risk well-understood and manageable ; Solid financial returns Opportunity to leverage TD’s retail and commercial banking ; model Top 10 in deposits in U.S. with stores in 14 states 13

Appendix

Appendix: Summary Transaction Terms Consideration to South Approximately $61 million in total value Financial Common Election to receive either: Shareholders •US$0.28 per South Financial common share in cash, OR • .004 shares of TD Common Stock for each South Financial common share Consideration to U.S. US $130.6 million in cash for the following securities purchased by U.S. Treasury at an Treasury original price of US$347 million • 347,000 shares of South Financial’s Fixed Rate Cumulative Perpetual Preferred Stock, Series 2008-T, plus accrued and unpaid dividends • South Financial Warrant to purchase 10,106,796 shares of the Company’s common stock at an initial per share exercise price of US$5.15 Trust preferred and REIT Remain outstanding preferred securities All deferred dividends will be brought current after closing Other outstanding South Converted into a total of approximately 715,000 shares of South Financial Common Financial preferred stock Stock in connection with the execution of the Merger Agreement Issuance of South Shares issued in exchange for 1,000 shares of TD Common Stock Financial Series M Votes with South Financial Common Stock as a single class Preferred Stock to TD Entitled to 39.9% of total South Financial voting power after issuance Issuance of Series M Preferred Stock will rely on “financial viability exception” in Nasdaq listing rule 5365(f) Projected Closing Date Promptly following receipt of required regulatory approvals and South Financial shareholder vote (expected in TD’s Fiscal 2010 Third Quarter) Proposed TD Common In connection with the transaction, TD intends to issue and sell approximately Cdn Stock offering $250 million worth of TD common shares in Canada prior to the closing date Other TD may purchase additional common shares of South Financial from time to time through market purchases or otherwise in its discretion and dependent on market conditions and applicable securities laws 15